UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2022

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) is hereby expressly incorporated by reference into the registrant’s registration statements on Form F-3 (File nos. 333-251055, 333-245703 and 333-251065) filed with the Securities and Exchange Commission on December 1, 2020, December 2, 2020 and December 2, 2020, respectively, and the registration statement on Form S-8 (File no. 333-235692) filed with the Securities and Exchange Commission on December 23, 2019.

On January 26, 2022, Liminal BioSciences Inc. (the “Company”) entered into a Termination Agreement (the “Termination Agreement”) to terminate all rights and obligations under the PBI-1402 and PBI-1101 Assignment Agreement, dated October 2001, including any obligation therein to assign compounds to Innovon therein, among the Company, Liminal R&D BioSciences Inc., Innovon Pharmaceutiques Inc. (“Innovon”) and Pierre Laurin (as amended, the “2001 Agreement”). Concurrent with the execution of the Termination Agreement, the Company and Innovon entered into (i) a Royalty Stream Agreement dated January 26, 2022 (the “Royalty Stream Agreement”) granting Innovon the right to receive royalties on net sales and licensing revenues of products encompassing certain patents in the same percentages as previously provided under the 2001 Agreement, and which includes an upfront royalty payment due upon the execution of the Royalty Stream Agreement of CAD400,000 to be credited against future royalties payable under the Royalty Stream Agreement, and (ii) an Intellectual Property Assignment Agreement that transfers to Innovon intellectual property rights of the Company or its affiliates determined by the Company to be non-core to its business.

The Company entered into a non-binding Letter of Intent with Ocugen, Inc., for the sale of the Company’s dormant manufacturing facility in Belleville Ontario, for an undisclosed sum. Completion of the proposed transaction is subject to finalization of due diligence investigations by the parties, the negotiation and execution of definitive transaction agreements, certain funding requirements and other customary closing conditions. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: January 27, 2022	By:	/s/ Bruce Pritchard
		Name	Bruce Pritchard
		Title:	Chief Executive Officer